Exhibit 99.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-194892 on Form F-10 and Registration No. 333-128257 on Form S-8 of our reports dated March 3, 2016, relating to the consolidated financial statements of Magna International Inc. and its subsidiaries (the “Company”), and the effectiveness of the Company’s internal control over financial reporting, appearing in this Current Report, dated March 3, 2016, on Form 6-K of the Company for the year ended December 31, 2015.

Chartered Professional Accountants

Licensed Public Accountants

March 3, 2016